Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Don E. Felice Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7385 dfelice@mmwr.com

May 8, 2012

Mr.  Vince DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Rochdale Investment Trust, Rochdale Alternative Total Return Fund, LLC, Rochdale Core Alternative Strategies Fund, LLC, Rochdale Core Alternative Strategies Fund TEI, LLC, Rochdale Core Alternative Strategies Master Fund, LLC, Rochdale Structured Claims Fixed Income Fund, LLC and Rochdale International Trade Fixed Income Fund (collectively, “Registrants”)

Dear Mr. DiStefano:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during your telephone conversation with Laura Corsell on May 4, 2012 with respect to Registrants’ Preliminary Proxy Statement filed on April 27, 2012.

For your convenience, we have summarized our understanding of the Staff Comment in bold typeface and set forth our response in the following italicized text.

1.	You asked that Registrants confirm how they intend to comply with the Board limitations of Section 15(f)(1)(A).

Response:  One of the interested members of each of the Boards intends to resign prior to the date of the Transaction, which will result in having each Board have at least 75% of its membership be independent.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 772-7385.

Very truly yours,

Don E. Felice

Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Laura Anne Corsell Admitted in Pennsylvania, New York	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7598 lcorsell@mmwr.com

May 10, 2012

United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Proxy Statement
Rochdale Investment Trust, File Nos. 333-47415 and 811-08685
Rochdale Alternative Total Return Fund, LLC, File No. 811-22503
Rochdale Core Alternative Strategies Fund, LLC, File No. 811-21965
Rochdale Core Alternative Strategies Fund TEI, LLC, File No. 811-21964
Rochdale Core Alternative Strategies Master Fund, LLC, File No. 811-21963
Rochdale Structured Claims Fixed Income Fund, LLC, File No. 811-22358
Rochdale International Trade Fixed Income Fund, File No. 811-22552

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the above-referenced registered investment companies (the “Funds”) is a definitive proxy statement for use in connection with a joint special meeting of the shareholders of each of the Funds.

At the special meeting, which the Funds plan to hold on June 15, 2012, the shareholders of each Fund will be asked to approve new investment advisory agreements with Rochdale Investment Management, LLC.  Additionally, shareholders of certain of the Funds will be asked to approve new subadvisory agreements related to those Funds.

Very truly yours,

Laura Anne Corsell, Esq.